November 14, 2014

Alberto Zapata

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – BTS Bond Asset Allocation Fund N-14

Dear Mr. Zapata:

On October 17, 2014, Northern Lights Fund Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the BTS Bond Asset Allocation Fund (the “Fund”).  The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement.  You provided the following comments on November 10, 2014 to the Proxy Statement by phone to Andrew Davalla.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

Please confirm the correct Securities Act file number for the Registrant.

Response.  The Registrant confirms that 333-122917 is the correct Securities Act file number for the Registrant.

Comment 2.  Please confirm that all missing and bracketed information will be provided in the definitive N-14 filing

Response.  The Registrant confirms that all missing information will be provided in the definitive N-14.

Comment 3.  Please confirm that the Fund’s website has been updated to provide the most recent annual and semi-annual shareholder reports for the Fund.

Response.  The Registrant confirms that the Funds’ most recent annual and semi-annual reports have been posted to the Funds’ website.

Comment 4.  Please use the term “BTS” throughout the N-14 consistently when referring to the Fund’s adviser

Response.  The requested revision has been made.

Comment 5.  Please revise the descriptions found in the comparison narrative of each Fund’s to reflect each Fund’s current investment strategies.

Response.  The description of each Fund’s investment strategies has been revised to reflect their current investment strategies.

Comment 6.  Please consider adding credit default risk as principal risk of the Target Fund.

Response.   Credit default risk has been added as a principal risk of the Target Fund

Comment 7.  Please consider whether or not credit and liquidity risks should be listed as separate risks.

Response.   Credit risk has been included as a separate risk for the Target Fund.

Comment 8.  Please provide investment strategy disclosure with respect to emerging market securities for the Survivor Fund.

Response.  Emerging markets risk has been deleted as a principal risk of the Survivor Fund.

Comment 9.  Please clarify if foreign securities risk is appropriate for the Target Fund.

Response.  Foreign risk has been added as a principal risk of the Target Fund.

Comment 10.  Please confirm that leverage risk is not a principal risk of the Target Fund.

Response.  Leverage risk has been added as a principal risk of the Target Fund.

Comment 11.  Please confirm which class of the Funds is shown in performance chart.

Response 11.  The disclosure has been revised to state that the returns for Class A shares of each Fund are shown in the performance bar charts.

Comment 12.  Please include disclosure stating that the Fund’s Class A shares are subject to a sales load which is not reflected in the performance shown and that returns would have been lower if such sales loads had been taken into consideration.

Response.  The requested disclosure has been made.

Comment 13.  Please provide ten years of performance for the Survivor Fund.

Response.  The requested revision has been made.

Comment 14.  Please disclose that the Fund’s net asset value per share may be determined earlier than 4 p.m. EST on days that the New York Stock Exchange closes early.

Response.  The requested disclosure has been made and reads as follows:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business although they may be determined earlier in the event the NYSE closes prior to 4:00 p.m. (Eastern Time).

Comment 15.  Please provide the omitted information in the Capitalization section in correspondence prior to filing the definitive N-14.

Response.  The omitted disclosure is shown below:

Fund	Total Net Assets	Adjusted Net Assets	Shares Outstanding	Net Asset Value Per Share	Adjusted Net Asset Value Per Share
Target Fund	$39,973,952	$		$	$
Class A	$26,098,737		2,622,610	$9.95
Class C	$13,875,215		1,394,187	$9.95
Survivor Fund	$67,585,755	$		$	$
Class A	$62,010,654		6,209,380	$9.99
Class C	$5,575,101		506,017	$9.96
Pro Forma - Combined Fund	$107,559,707	$			$
Class A	$88,109,391		8,821,866	$9.99
Class C	$19,450,316		1,899,101	$9.96

Comment 16.  Please provide the omitted pro forma financial information in correspondence prior to filing the definitive N-14.

Response.  The omitted disclosure is shown below:

	Fee and Expense Increase (Decrease)
Net Expense Category	Dollar Amount	Percentage
Administration fees	$(2,509.00)	(0.0024%)
Fund Accounting fees	(27,000.00)	(0.0257%)
Transfer Agent fees	(7,500.00)	(0.0071%)
Professional fees	(26,000.00)	(0.0248%)
Compliance expense	(5,000.23)	(0.0048%)
Registration fees	(15,000.00)	(0.0143%)
Custody fees	(4,400.00)	(0.0042%)
Printing and filing fees	(10,000.00)	(0.0095%)
Trustee fees	(5,000.00)	(0.0048%)
Miscellaneous fees	(5,000.00)	(0.0048%)
Total Pro Forma Net Expense Adjustment	$(107,409.72)	(0.1024%)

Comment 17.  Please provide the corresponding footnotes 1 and 2 in the pro forma financial adjustments table in correspondence prior to filing.

Response.

Those footnotes are inapplicable and have been deleted.

*     *     *     *     *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

783398.5